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Washington, DC

FILE NO. 82-34777

June 24, 2008

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

West Japan Railway Company
Rule 12g3-2(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Resolutions of the 21st Ordinary General Meeting of Shareholders (dated June 24, 2008)

Yours truly,

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

FILE NO. 82-34777

(Translation)

June 24, 2008

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 21st Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

1. **Report on the business report, the consolidated financial statements and the financial statements for the 21st fiscal year (from April 1, 2007 to March 31, 2008).**

   The particulars of the above business report, consolidated financial statements and financial statements were reported to the meeting.

2. **Report on the results of audit of the consolidated financial statements for the 21st fiscal year by the account auditors and the Board of Corporate Auditors.**

   The particulars of the above results of audit were reported to the meeting.

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed. The year-end dividends were determined to be ¥3,000 per share.

Proposition No. 2: Election of 14 Directors

The proposition was approved and adopted as proposed. Messrs. Noritaka Kurauchi, Yoshio Tateisi, Akio Nomura, Satoru Sone, Tadashi Ishikawa, Masao Yamazaki, Takayuki Sasaki, Naoki Nishikawa, Ryuichiro Tsuchiya, Takashi Kondo, Seiji Manabe and Koichi Inoue, 12 in all, were reelected as Directors and Akiyoshi Yamamoto and Kenji Nanakawa, 2 in all, were newly elected as Directors. They assumed office, respectively.

Messrs. Noritaka Kurauchi, Yoshio Tateisi, Akio Nomura, Satoru Sone and Tadashi Ishikawa, 5 in all, are external directors as provided for in Article 2, item 15 of the Corporation Law of Japan.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific title were appointed and assumed office, respectively:

Chairman of the Board and Director:	Noritaka Kurauchi
President and Representative Director:	Masao Yamazaki
Vice President and Representative Director:	Takayuki Sasaki
Vice President and Representative Director:	Naoki Nishikawa

2. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office, respectively:

President, Representative Director and Executive Officer:	Masao Yamazaki
Vice President, Representative Director and Executive Officer:	Takayuki Sasaki
Vice President, Representative Director and Executive Officer:	Naoki Nishikawa
Director and Senior Managing Executive Officer:	Ryuichiro Tsuchiya
Director and Senior Managing Executive Officer:	Takashi Kondo

Director and Senior Executive Officer:	Seiji Manabe
Director and Senior Executive Officer:	Koichi Inoue
Director and Senior Executive Officer:	Akiyoshi Yamamoto
Director and Senior Executive Officer:	Kenji Nanakawa
Senior Executive Officer:	Kenji Shiratori
Senior Executive Officer:	Hisashi Nakamura
Senior Executive Officer:	Noriaki Azuma
Executive Officer:	Teruaki Akahoshi
Executive Officer:	Michio Utsunomiya
Executive Officer:	Takao Fukuyama
Executive Officer:	Yoshifumi Matsuda
Executive Officer:	Tatsuya Mano
Executive Officer:	Hideyo Sakata
Executive Officer:	Konosuke Ohashi
Executive Officer:	Masaru Kawakami
Executive Officer:	Hitoshi Miura
Executive Officer:	Tatsuo Kijima
Executive Officer:	Fumio Hosono
Executive Officer:	Shigeki Kitazono
Executive Officer:	Makoto Shibata
Executive Officer:	Kunikazu Onishi
Executive Officer:	Yasuki Nishioka
Executive Officer:	Hideyuki Miura
Executive Officer:	Yoshinori Tsujiko
Executive Officer:	Tetsuhisa Shima
Executive Officer:	Katsunori Matsuura
Executive Officer:	Akihiro Horisaka
Executive Officer:	Kazuaki Hasegawa
Executive Officer:	Masashi Nonaka